UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Federal Trust Corporation
                            -------------------------
                                (Name of Issuer)

                     Common stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    314012105
                                 --------------
                                 (CUSIP Number)

                          Frederick W. Dreher, Esquire
                                Duane Morris LLP
                              30 South 17th Street
                 Philadelphia, PA 19103; telephone: 215-979-1234
                 -----------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 28, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

         SCHEDULE 13D

-------------------------------

CUSIP No. 314012105
-------------------------------

--------------------------------------------------------------------------------

 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
      Keefe Managers, LLC
      I.R.S. I.D. No. 71-0885390
--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
      (a)  [X]

      (b)  [X]
--------------------------------------------------------------------------------

 3    SEC USE ONLY
--------------------------------------------------------------------------------

 4    SOURCE OF FUNDS (See Instructions)
             WC
--------------------------------------------------------------------------------

 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
             N/A
--------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------

                     7       SOLE VOTING POWER
                                      795,835 shares
    NUMBER OF       ------------------------------------------------------------
      SHARES
   BENEFICIALLY      8       SHARED VOTING POWER
     OWNED BY                         -0-
       EACH         ------------------------------------------------------------
    REPORTING
      PERSON         9       SOLE DISPOSITIVE POWER
       WITH                           795,835 shares
                    ------------------------------------------------------------

                    10       SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             795,835 shares
--------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
             N/A
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.6%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON (See Instructions)
             IA, CO
--------------------------------------------------------------------------------

Item 1.         Security and Issuer.
-------         --------------------

         This statement relates to shares of the common stock, $.01 par value per share (the "Common Stock"), of Federal Trust Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 312 W. 1st Street, Sanford, Florida 32771.

Item 2.         Reporting Person.
-------         -----------------

                (a) The name of the person filing this Schedule 13D is Keefe Managers, LLC ("Keefe").

                (b) Keefe's business address is 375 Park Avenue, 23rd Floor, New York, New York 10152.

                (c) Keefe is a registered investment adviser under the Investment Advisers Act of 1940.

                (d) During the last five years, Keefe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) During the last five years, Keefe was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                (f)      Keefe is a Delaware limited liability company.

         Reporting Person Members
         ------------------------

         There is no person that owns more than 20% of the equity interests of Keefe. The following persons serve as Managers or Executive Officers of Keefe:

         Name                              Position
         ----                              --------

         Frank J. Barkocy                  Member, Director of Research
         Jeffrey M. Drucker                Member and Manager
         Thomas G. Jonovich                Member, CFO
         William M. Kearns, Jr.            Member, Manager, Chairman and Co-CEO
         John J. Lyons                     Member, Manager, President and Co-CEO
         Thomas G. Rudkin                  Member and Manager
         William D. Gross                  Manager

         Each Reporting Person Member's principal business address is 375 Park Avenue, 23rd Floor, New York, New York 10152.

         During the last five years, no Reporting Person Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, no Reporting Person Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Each Reporting Person Member is a citizen of the United States of America.

         The rules of the Exchange Act and the general instructions to Schedule 13D require certain disclosure in this Schedule 13D with respect to the Reporting Person Members. Notwithstanding the foregoing, each Reporting Person Member hereby expressly declares that neither the filing of this Schedule 13D nor any of the information provided herein shall be construed as an admission by any Reporting Person Member that it has formed a "group" for purposes of
Schedule 13(d) of the Exchange Act and the rules thereunder.

Item 3.         Source and Amount of Funds or Other Consideration.
-------         --------------------------------------------------

         Keefe beneficially owns 795,835 shares of Common Stock, or approximately 9.6%, of the Issuer's outstanding Common Stock, as described under
Item 5 of this Schedule 13D. The source of funds consisted of assets from accounts and other funds for which Keefe serves as investment adviser.

Item 4.         Purpose of the Transaction.
-------         ---------------------------

         Keefe purchased the Shares based on its belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to Keefe and the availability of Shares at prices that would make the purchase of additional Shares desirable, Keefe may increase its position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Keefe may deem advisable in its sole discretion.

         Keefe has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

         On November 28, 2005, Keefe sent a letter to the Board of Directors of the Issuer regarding a request that the Board of Directors consider the appointment or the nomination for election of Robert B. Goldstein to the Issuer's Board of Directors not later than the Issuer's 2006 annual meeting of stockholders and, if such request is denied, Keefe's reservation of its rights to take any actions necessary to assure that the stockholders will have the right to consider the candidacy of Mr. Goldstein, including directly nominating him for director in accordance with the Company's established procedures and engaging in a proxy campaign. A copy of this letter is attached as an exhibit to this Schedule 13D.

         Keefe intends to review its investment in the Issuer on a continuing basis and continue to attempt to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Keefe may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communicating privately or publicly with other stockholders, the Issuer's Board of Directors or other persons, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares or selling some or all of the Shares or changing their intention with respect to any and all matters referred to in this
Item 4.

Item 5.         Interest in Securities of the Issuer.
-------         -------------------------------------

         (a) As of the date hereof, Keefe beneficially owns 795,835 shares of Common Stock, or approximately 9.6% of the outstanding shares of Common Stock of the Issuer.

         (b) Keefe has sole voting and dispositive power with respect to 795,835 shares of Common Stock.

         (c) Keefe has acquired 20,000 shares of Common Stock of the Issuer in the market within the past 60 days as follows:

                                No. of Shares                 Purchase Price
  Date of Purchase                Purchased                      Per Share
  ----------------                ---------                      ---------
September 27, 2005                   1,000                         $11.50
September 28, 2005                     700                         $11.47
September 29, 2005                   1,100                         $11.49
October 10, 2005                     4,200                         $11.25
October 10, 2005                     5,800                         $11.25
October 11, 2005                       100                         $10.60
October 14, 2005                     2,900                         $10.56
October 14, 2005                     4,200                         $10.56

         (d)      Not applicable.

         (e)      Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with
-------         -------------------------------------------------------------
                Respect to Securities of the Issuer.
                -----------------------------------

         None.

Item 7.         Material To Be Filed As Exhibits.
-------         ---------------------------------

         Exhibit 1.     Letter dated November 28, 2005 from Keefe to the Issuer.

         SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                              KEEFE MANAGERS, LLC


Date:    November 29, 2005                    By: /s/ JOHN J. LYONS
                                                  ------------------------------
                                                  John J. Lyons,
                                                  President

                                                                       EXHIBIT 1
                                                                       ---------


                           [Keefe Managers Letterhead]





                                November 28, 2005

BY FACSIMILE AND FEDERAL EXPRESS

Board of Directors
c/o James V. Suskiewich, Chief Executive Officer/President
Federal Trust Corporation
312 West First Street
Suite 110
Sanford, Florida 32771

         Re:      Federal Trust Corporation Corporate Governance
                  ----------------------------------------------

Dear Members of the Board of Directors:

         I write to you on behalf of Keefe Managers, LLC which beneficially owns approximately 9.6% of the outstanding common stock of Federal Trust Corporation (the "Company"). As the Company's largest reported non-management stockholder, our interests are perfectly aligned with the stockholders of the Company.

         We have been a stockholder of the Company since February 2002. As we have expressed to James V. Suskiewich on several occasions, we believe that the composition and geographic location of the Company's banking operations position it to provide significant but as yet unrealized capital appreciation to its stockholders.

         Consistent with the sweeping legislation enacted by Congress including the Sarbanes-Oxley Act of 2002, we believe that proper corporate governance procedures and practices and the level of management accountability that a board of directors requires are highly relevant to share price and financial performance. We believe that adding an additional experienced independent director who has no prior relationship with management will enhance the Company's efforts to create value for stockholders. Specifically, we are recommending that the Company take steps to appoint or nominate for election Robert B. Goldstein to the Company's Board of Directors as soon as possible, but in any event not later than the Company's 2006 annual meeting of stockholders.

         As I am sure you are already aware, Bob Goldstein is a seasoned bank executive with more than 30 years of board and senior level leadership experience with financial institutions and has a proven track record of bank turnarounds and restructurings, combined with extensive experience in commercial business development and commercial lending. Bob is currently Chairman of Bay View Capital Corporation, where he previously served as President and Chief Executive Officer, and a director of F.N.B. Corporation. Bob's experience ideally suits him to work with and monitor your existing management team and provide meaningful input regarding all aspects of potential strategic initiatives that a growing financial institution might adopt, including raising capital, resolving or disposing of off-strategy assets, building the commercial customer portfolio, maintaining strong relationships with regulators, developing exit strategies and substantially enhancing stockholder value. In short, we know that Bob will be committed to the highest standards of corporate governance, creating initiatives that will provide value to stockholders and providing adequate oversight of management.

         Although we believe the entire Board of Directors should be held accountable to stockholders, we are seeking only a non-majority position on the Board of Directors. As a significant stockholder, we firmly believe that adding Bob Goldstein to the Company's Board of Directors will increase investor confidence. In the event that the Company's Board of Directors does not take steps to cause Bob Goldstein to become a director of the Company in a timely manner, we reserve the right to take any actions necessary to assure that the stockholders will have the right to consider his candidacy, including directly nominating him in accordance with the Company's established procedures and engaging in a proxy campaign.

         Please note that we will be filing a required Schedule 13D to report this correspondence. If there is any additional information concerning this request or Bob Goldstein that you require, please do not hesitate to contact me.



                                           Sincerely,

                                           /s/ JOHN J. LYONS
                                           -----------------------
                                           John J. Lyons
                                           President